

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2020

George Athanasiadis
Chief Executive Officer
Fast Casual Concepts, Inc.
141 Amsterdam Rd.
Grove City, PA 16127

Re: Fast Casual Concepts, Inc.
Offering Statement on Form 1-A
Filed April 7, 2020
File No. 024-11190

Dear Mr. Athanasiadis:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed April 7, 2020

Cover Page

1.   Please disclose the percentage of your issued and outstanding shares owned, as a group, by your officers and directors. Also disclose what their voting power will be if all or some of the shares are sold in the offering.

Risk Factors, page 4

2.   Please revise your risk factor disclosure to discuss risks related to your officers and directors' ability to independently control the operations of the company, including the election of directors and approval of significant corporate transactions.

3.   Consider whether risk factor disclosure is necessary to address the challenges you may experience in your business operations or implementation of your business plan as a result of the coronavirus pandemic. For example, consider whether changes to your dine-in

restaurant model and your supply chain have been, or may in the future be, necessitated by the coronavirus pandemic. Refer to Corporation Finance Disclosure Topic No. 9.

We will continue to incur certain costs, page 6

4.   Please revise this risk factor to clarify your statement that you will not be a "public" company after qualification and explain how your reporting obligations will differ as a result.

Business, page 13

5.   We note that one restaurant was opened in 2019 and two were opened in January 2020. However, your disclosure in the first sentence of this section indicates that you "will open" three restaurants in 2019. Please update your disclosure to describe acurately the current state of your operations, including the status of the fourth restaurant which was scheduled to open in April 2020. Refer to Item 7 of Part II to Form 1- A. In addition, please disclose the current progress made toward the objectives listed on page 14.

Security Ownership of Management and Certain Security Holders, page 19

6.   Please provide the last name of the 10% shareholder listed in this section. If this individual is an officer or director, please update your disclosure in the relevant sections of the offering statement to describe his or her experience, compensation, and relationships with the company, as required.

Part F/S, page 23

7.   Please provide the audit report for your financial statements for the year ended December 31, 2019 as required by Part F/S, paragraph (c)(1), of Form 1-A.

Exhibits, page 34

8.   We note that you currently operate at least three restaurants. With your next amendment, please file all material agreements related to your business. See Item 17(6) of Form 1-A.

9.   In the first paragraph of your subscription agreement, you state that the purchase price for shares will be $0.50, when your offering statement includes a purchase price of $0.10. Please advise. Further, in the second paragraph of Section 1, you state that the company agrees to sell and issue to each investor an additional share for every two shares purchased under the subscription agreement from the date of the subscription until the expiration of the "registration statement." You also state that pursuant to the terms of the "registration statement" the additional shares will be sold at $0.50 per share regardless of the trading price in the open market and "shall also be free trading shares." Revise the offering statement to more fully describe the terms of the subscription agreement, including terms related to the sale of the additional shares. In addition, please tell us in what respect the shares will be "free trading shares" and how you reached this determination.

10.   Please advise your independent registered public accounting firm to revise their consent filed as Exhibit 11.1 to make a reference to the correct financial statements.

Signature Page, page 34

11.   Please note that the offering statement must be signed by the issuer in addition to its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of the board of directors. Please revise accordingly.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jack Brannelly, Esq.